UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited
By	:	/s/ Li-Lan Cheng
Name	:	Li-Lan Cheng
Title	:	Chief Financial Officer

Date: May 20, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding E-House’s first quarter 2009 financial results

Exhibit 99.1
E-House Reports First Quarter 2009 Results
SHANGHAI, China, May 19, 2009 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2009.
Financial Highlights
♦	Total gross floor area (“GFA”) of new properties sold reached 1.4 million square meters in the first quarter of 2009, an increase of 124% from 0.6 million square meters for the same quarter in 2008. Total value of new properties sold was $1.5 billion in the first quarter of 2009, an increase of 88% from $775.0 million for the same quarter in 2008.

♦	Total revenues for the first quarter of 2009 were $32.8 million, compared to $33.2 million for the same quarter in 2008.

♦	Revenues from real estate consulting and information services for the first quarter of 2009 were $10.9 million, an increase of 31% from $8.3 million for the same quarter in 2008.

♦	Revenues from real estate advertising, a new business segment started in the second half of 2008, were $1.3 million for the first quarter of 2009.

♦	Net income was $7.1 million, or $0.09 per ADS, for the first quarter of 2009, compared to $8.7 million, or $0.11 per ADS, for the same quarter in 2008.

♦	Net income excluding share-based compensation expenses (non-GAAP) was $8.8 million for the first quarter of 2009 compared to $9.4 million for the same quarter in 2008. (See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.)

♦	Net income per ADS excluding share-based compensation expenses (non-GAAP) was $0.11 per ADS for the first quarter of 2009, compared to $0.12 per ADS for the same quarter in 2008. (See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.)
“Our results clearly reflect a rebound in China’s real estate industry,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “While I’m pleased with our strong results in the first quarter, I’m even more confident that we will be able to deliver better results in the second quarter and later this year. The rebound in transaction volume that accelerated in March will translate into higher commission revenues in the second quarter. Also, increased volume will result in more bonus commissions tied to sales performance and raise our average commission rate. Our real estate consulting and information services segment continues to grow and has become a significant and stable contributor to our revenues and profits. As we continue to build and enhance our CRIC database system, it has gained industry-wide recognition and become our core competitive strength. In addition, our real estate advertising services, a new business segment we started in the second half of 2008, has already begun making meaningful contributions to our revenues. Our advertising design, consulting and agency services broaden our service scope and create additional value for our developer clients.”
Mr. Zhou continued, “The rebound in real estate transaction volume that began in the first quarter further strengthened in April and so far in May across all major markets in China. Although there are many uncertainties in the market and fluctuations and setbacks are possible, we believe the overall trend of China’s economy is positive and are confident in the fundamentals of China’s real estate industry, given the strong secular demand for improved housing by Chinese consumers and the Chinese government’s stated goal to promote stable growth of the real estate industry. E-House is well positioned to take advantage of the new opportunities accompanying the market recovery given our unique core competitive strengths, strong project pipeline, strategic relationships with developers and our experienced and motivated management team.”
Mr. Li-Lan Cheng, E-House’s chief financial officer added, “Our results in the first quarter benefited from improvements in both the overall industry environment and our cost-cutting initiative, which reduced our overall expense level and improved our cost structure. As the industry continues its rebound, we are well positioned to resume robust growth while remaining flexible to deal with the changing environment.”
Financial Results for the First Quarter of 2009
Revenues
First quarter total revenues were $32.8 million, a decrease of 1% from $33.2 million for the first quarter of 2008.
Primary Real Estate Agency Services
First quarter revenues from primary real estate agency services were $17.4 million, a decrease of 20% from $21.9 million for the first quarter of 2008. This decrease was mainly due to a lower average commission rate of 1.2% in the first quarter of 2009, compared to 2.8% for the same period in 2008. This was partially offset by increases in both the GFA and total transaction value of new properties sold. (See “Selected Operating Data” below for details.) The Company expects its commission rate to gradually increase later in 2009 as higher transaction volume will result in more bonus commissions being recognized upon achieving sales targets specified in certain agency contracts.
Secondary Real Estate Brokerage Services
First quarter revenues from secondary real estate brokerage services were $3.0 million, an increase of 5% from $2.8 million for the first quarter of 2008. The increase was mainly due to an increase in secondary real estate transaction volume. As of March 31, 2009, E-House had a total of 106 secondary real estate brokerage stores in five cities in China, compared to 115 stores as of December 31, 2008 and 164 stores as of March 31, 2008.
Real Estate Consulting and Information Services
First quarter revenues from real estate consulting and information services were $10.9 million, an increase of 31% from $8.3 million for the first quarter of 2008. The increase was primarily due to an increase in the number and size of consulting projects completed for real estate developers as well as an increase in the number of paid subscriptions to E-House’s CRIC database system as the Company further expanded coverage and marketing of the CRIC database.
Real Estate Advertising Services
E-House began a new business segment, real estate advertising services, in the second half of 2008. E-House offers real estate advertising design, consulting and agency services. Revenues from this business segment were $1.3 million for the first quarter of 2009.
Cost of Revenues
First quarter cost of revenues was $9.8 million, an increase of 63% from $6.0 million for the first quarter of 2008. The increase was mainly due to higher salaries and commission paid to the Company’s sales staff and higher operating costs incurred at sales offices as a result of increases in both the number of salespeople and the number of primary real estate projects for which the Company acted as the sales agent. This was partially offset by lower project-related advertising and promotion expenses that the Company was contractually obligated to pay for several primary real estate projects. The increase in cost of revenues was also attributable to higher costs associated with developing, maintaining and updating the CRIC database system as a result of the expansion of the Company’s real estate consulting and information services.
Selling, General and Administrative Expenses
First quarter selling, general and administrative expenses were $19.9 million, an increase of 31% from $15.2 million for the first quarter of 2008. The increase was primarily due to an increase in staff salaries, consulting expenses, rental, travel expenses and depreciation expenses as a result of a higher number of managerial employees and the expansion of consulting and information services. The increase was also due to higher share-based compensation expenses as a result of share options granted in 2008 and 2009. This was partially offset by a decrease in management bonuses, which were tied to the Company’s financial performance.
First quarter selling, general and administrative expenses represent a decrease of 10% from $22.2 million for the fourth quarter of 2008. This decrease reflects the effect of the Company’s cost-cutting initiatives, which resulted in decreases in salary and benefits, rental, office and travel expenses.
Income from Operations
First quarter income from operations was $3.1 million, compared to $12.0 million for the first quarter of 2008. Income from operations excluding share-based compensation expenses (non-GAAP) was $4.8 million compared with $12.8 million for the same quarter of 2008. (See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.)
Net Income Attributable to Shareholders
First quarter net income attributable to shareholders was $7.1 million, a decrease of 18% from $8.7 million for the first quarter of 2008. First quarter net income attributable to shareholders excluding share-based compensation expenses (non-GAAP) was $8.8 million, a decrease of 7% from $9.4 million for the same quarter of 2008. (See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.) Net income for the first quarter of 2009 includes $3.3 million of investment income representing gains from the Company’s investment in shares of a developer.
Cash Flow
As of March 31, 2009, the Company had a cash balance of $153.4 million. First quarter 2009 net cash outflow from operating activities was $66.7 million, mainly due to an increase in customer deposits of $32.2 million and a decrease in deposit payables of $39.2 million, partially offset by net income of $7.1 million.
Other Recent Developments
On January 1 2009, CRIC Holdings Limited (“CRIC”), a wholly owned subsidiary of the Company, granted options to purchase 12,000,000 of CRIC’s ordinary shares, representing approximately 10.7% of the fully diluted share capital of CRIC, to certain employees at an exercise price of $1.50 per share. The purpose of the grant was to attract, retain and provide additional incentives to employees and to promote the success of the Company’s real estate consulting and information services. The options will expire ten years from the date of grant and vest between one and four years from the date of the grant.

Business Outlook
The Company estimates that its revenues for the second quarter of 2009 will be in the range of $49 million to $51 million, an increase of 14% to 19% over the same quarter in 2008. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on May 19, 2009 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US/International:	+1-857-350-1685
Hong Kong:	+852-3002-1672
Mainland China:	10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until May 26, 2009:

International:	+1-617-801-6888
Passcode:	10596181
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. In addition to its national presence, E-House offers a wide range of services to the real estate industry through its various business segments including primary sales agency, secondary brokerage, consulting and information services, advertising and investment management. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit http://www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: net income attributable to shareholders excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and net income per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. E-House believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and liquidity. E-House will compute its non-GAAP financial measures using the same consistent method from quarter to quarter. E-House believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Thomas Smith
Ogilvy Financial, New York
Phone: +1 (212) 880-5269
Email: thomas.smith@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	March 31,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	225,663	153,438
Restricted cash	23,931	4,764
Marketable securities	8,096	1,417
Customer deposits	71,856	103,999
Unbilled accounts receivable, net	83,617	93,567
Accounts receivable, net	36,668	29,520
Properties held for sale	1,065	2,842
Prepaid expenses and other current assets	29,286	37,672
Amounts due from related parties	749	2,206

Total current assets	480,931	429,425
Property, plant and equipment, net
Property, plant and equipment, net
	9,622	9,527
Intangible assets, net	3,433	3,162
Investment in affiliates	5,062	5,147
Goodwill	7,458	7,457
Other non-current assets	13,407	9,086

Total assets	519,913	463,804

Current liabilities
Short-term borrowings	21,947	—
Accounts payable	1,492	1,630
Accrued payroll and welfare expenses	11,629	14,114
Income tax payable	17,560	14,477
Other tax payable	6,638	5,021
Amounts due to related parties	622	475
Deposit payables	39,212	—
Other current liabilities	9,572	10,677

Total current liabilities	108,672	46,394
Deferred tax liabilities	706	656
Other non-current liabilities	3,546	3,415

Total liabilities	112,924	50,465
Commitments and contingencies
EQUITY:
E-House shareholders’ equity:
Ordinary share ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,769,481 and 79,495,640 shares issued and outstanding, as of December 31, 2008 and March 31, 2009, respectively	79	79
Additional paid-in capital	301,812	302,481
Retained earnings	85,296	91,538
Accumulated other comprehensive income	16,110	15,999

Total E-House shareholders’ equity	403,297	410,097
Non-controlling interest*	3,692	3,242

Total equity	406,989	413,339

TOTAL LIABILITIES AND EQUITY	519,913	463,804

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2008	2009

Revenues:
Primary real estate agency services	21,877	17,392
Secondary real estate brokerage services	2,841	2,986
Real estate consulting and information services	8,272	10,859
Others	250	1,573

	33,240	32,810
Cost of revenues	(6,006)	(9,813)
Selling, general and administrative expenses	(15,207)	(19,878)

Income from operations	12,027	3,119

Interest expenses	(249)	(216)
Interest income	595	216
Other income, net	(778)	4,880

Income before taxes, equity in affiliates and non-controlling interest	11,595	7,999
Income tax expense	(2,799)	(1,467)

Income before equity in affiliates and non-controlling interest	8,796	6,532
Income from investment in affiliates	—	85
Net income	8,796	6,617

Net Income to Non-controlling interest *	(119)	450

Net income attributable to shareholders	8,677	7,067

Earnings per share:
Basic	0.11	0.09
Diluted	0.11	0.09
Shares used in computation:
Basic	80,363,869	79,538,674
Diluted	80,839,556	79,625,805

*	Reflects implementation of SFAS No.160 Non-controlling Interest in Consolidated Financial Statements—an amendment of ARB No.51

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8359 on March 31, 2009 and USD1 = RMB6.8366 for the three months ended March 31, 2009.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended March 31,
	2008	2009
	(unaudited)	(unaudited)
GAAP income from operations	12,027	3,120

Share-based compensation	753	1,699

Non-GAAP income from operations	12,780	4,819

GAAP net income attributable to shareholders	8,677	7,067

Share-based compensation expenses	753	1,699

Non-GAAP net income attributable to shareholders	9,430	8,766

GAAP income per ADS — basic	0.11	0.09

GAAP income per ADS — diluted	0.11	0.09

Non-GAAP income per ADS — basic	0.12	0.11

Non-GAAP income per ADS — diluted	0.12	0.11

Shares used in calculating basic GAAP /Non-GAAP income attributable to shareholders per ADS	80,363,869	79,538,674

Shares used in calculating diluted GAAP / Non-GAAP income attributable to shareholders per ADS	80,839,556	79,625,805

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended
	March 31,
	2008	2009
Primary real estate agency service

Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	612	1,372
Total value of new properties sold (millions of $)	775	1,461